MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2016 and 2015

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of May 12, 2016 and relates to the financial condition and results of operations for the three months ended March 31, 2016 and 2015. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2016 and 2015 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2016 and 2015 are also referred to as “Q1 2016” and “Q1 2015”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cash cost per gold ounce on a by-product basis, adjusted earnings and total comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2016 HIGHLIGHTS

Financial performance

-

Metal revenues were $28.6 million, compared to $29.5 million during Q1 2015. This represents a 3.0% decrease from the prior year. The average London PM Fix price was $1,183 per gold ounce, compared to $1,218 per gold ounce during Q1 2015. This represents a 2.9% decrease over the prior year and was a contributing factor to the decrease in metal revenues over Q1 2015. The decrease was partially offset by an increase in gold ounces sold of 24,667 ounces during Q1 2016 from 24,155 ounces during Q1 2015.

-

As a result of the Company entering into a definitive agreement to sell the Caballo Blanco asset, an impairment charge of $12.8 million was incurred to reduce the carrying value of the asset from $29.9 million to its fair value of $17.1 million.

-

Loss from operations was $8.6 million, compared to $0.2 million during Q1 2015. The difference was primarily due to the impairment of $12.8 million on the Caballo Blanco asset, partially offset by a reduction in cost of sales which were $22.3 million, compared to $26.8 million in Q1 2015.

-	Loss and total comprehensive loss were $10.7 million or $(0.03) per share, compared to $0.7 million or $(0.00) per share during Q1 2015.

-

Cash provided by operating activities was $2.4 million or $0.01 per share, compared to $7.5 million or $0.04 per share during Q1 2015. This represents a 68.4% and 75.0% decrease, respectively, from the prior period.

-

Cash and cash equivalents and restricted cash at March 31, 2016 were $9.7 million and $1.0 million, respectively, after investing $0.1 million on exploration, $0.2 million on sustaining capital, and $2.7 million on the Ana Paula property. Subsequent to March 31, 2016, the Company received $3.2 million of the $7.6 million VAT receivable.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents at March 31, 2015 were $25.0 million after investing $1.3 million on exploration, $0.2 million on sustaining capital, $1.9 million on expansion programs, and $5.4 million on deferred stripping. Also, the Company received $4.8 million of its VAT receivable in cash and paid $0.7 million in transaction fees related to the acquisition of Caballo Blanco during Q1 2015.

Operating performance

-

The Company produced and sold, 25,120 and 24,667 ounces of gold, respectively, compared to 24,155 and 24,155 ounces of gold, respectively, during Q1 2015. The change from prior year is primarily due to an increase in average processing grade to 0.62 g/t Au, compared to the Q1 2015 average of 0.53 g/t Au, which resulted in more ounces of gold available for processing. More specifically, 40,038 ounces of gold were loaded to the leach pads, compared to 35,469 ounces of gold during Q1 2015. This increase was in accordance with the Company’s mine plan.

-

The Company’s cash cost per ounce on a by-product basis was $761 (all-in sustaining cash cost per ounce on a by- product basis - $848), compared to $925 (all-in sustaining cash cost per ounce on a by-product basis - $1,055) during Q1 2015. This decrease in cash costs over the prior year is primarily driven by a decreased strip ratio and by more ounces being produced during Q1 2016.

Key developments

-

On January 26, 2016, the Company finalized an agreement with Sprott Resource Lending Partnership and Goldcorp Inc. (the “Lenders”) to refinance the $10.2 million loan. The new credit facility has a maturity date of June 30, 2016. Interest is payable monthly at a rate of 12.0% per annum, and the principal amount outstanding is payable on the maturity date. In consideration of the refinancing, the Company will pay a bonus to the Lenders under the credit facility of $0.4 million on the earlier of the repayment of the loan and June 30, 2016. The bonus is payable in cash or in common shares of the Company at the option of each Lender, in relation to its proportion of the credit facility. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0%.

RECENT DEVELOPMENTS

-

On May 11, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. to sell the Caballo Blanco Property. Total consideration to be paid is $12.5 million in cash and the assumption of the $5.0 million (present value - $4.6 million) contingent liability payable to Goldgroup Mining Inc. The transaction is expected to close on June 24, 2016 (“closing date”). The cash payments are to be paid in the following installments:

-	$0.25 million non-refundable payment was received on March 18, 2016;
-	$1.0 million up-front execution payment received on signing, which is non-refundable if the counterparty fails to close;
-	$2.25 million up-front execution payment to be received 15 days post signing, which is non-refundable if the counterparty fails to close;
-	$6.5 million on or before the closing date; and,
-	$2.5 million at the earlier occurrence of Candelaria Mining Corp. receiving permits or one year following the closing date.

The cash proceeds from this sale will be used to settle secured debt.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 20,000 hectares of exploration claims in and around the Gold Property.

The Company also holds 100% of the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt. The Guerrero Gold Belt is host to various significant gold discoveries and operations with current gold resources in excess of 25 million ounces of gold. The project is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco which has an international airport.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Company is progressing the Ana Paula gold project through to a feasibility study anticipated to be completed during fiscal 2017. The development of Ana Paula is a primary focus of the Company pending financial outcomes in fiscal 2016.

Management believes that the current resources at Ana Paula can be expanded/upgraded and the project economics described in the Preliminary Economic Assessments (“PEA”) can be improved with additional drilling, metallurgical test work, mine design and capital expenditure efficiency. The PEA for the Ana Paula gold project can be found on the Company’s website at www.timminsgold.com.

In planning for the Company’s future, management looks to create shareholder value through de-risking and development of the attractive Ana Paula project, adherence to strict cost controls, prudent management of the balance sheet, repayment of the secured debt, and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

The San Francisco Mine is expected to produce between 75,000 and 85,000 gold ounces for fiscal 2016 at a cash cost of $750 to $850 per gold ounce.

A comprehensive review has been completed on all inputs used in derivation of the mine plan as well as review and revision of all facets of mine operations to increase efficiency and precision. As a result of the recently completed review of operations based on the prevailing gold price, management has revised its operating plan for the San Francisco Mine, as published in the most recent Annual Information Form (dated March 30, 2016).

The current plan remains that open pit operations at the San Francisco Mine will continue to the end of 2016, at which point the Mine would be placed on care and maintenance. Heap leach operations would continue into 2017 to recover residual gold inventory contained in the heaps. In the event that economic circumstances permit, the Company could continue to exploit some or all of the reserves as outlined in the most recently published NI 43-101 Technical Report (dated February 29, 2016).

Ana Paula

Ana Paula is a cornerstone asset for the Company. Since acquiring Ana Paula in May 2015, work continues to advance the project towards a feasibility study level, which includes the following:

-	Acquisition of processing plant and infrastructure;
-	Completed 2,000 meter drill program that provides metallurgical test work samples;
-	Updating the current resource;
-	Optimizing the mine plan;
-	Optimizing process flowsheets; and,
-	Initial work in support of the permitting process.

During Q4 2015, Timmins acquired a processing plant and infrastructure used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began.

The acquisition of the Plant for future use at Ana Paula may result in capital savings of approximately $40.0 million and will allow for the project schedule to be shortened. The Plant matches well with the envisioned flowsheet (process, throughput, etc.) for Ana Paula.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Fiscal 2016 spending on the Ana Paula project is budgeted for $6.0 million, the majority of which is related to the El Sauzal mill disassembly and relocation. The Company has prefunded $2.3 million of this spend with the cash received in connection with the C$6.0 million ($4.6 million) private placement with Goldcorp during Q4 2015. Additionally, the final payment to Goldcorp of C$4.0 million ($3.1 million) is due in November 2016.

During Q1 2016, an updated PEA was completed (dated March 23, 2016).

Caballo Blanco

Since acquiring the Caballo Blanco asset in December 2014, the Company continued to advance the project and had:

-	Engaged with government authorities, community members and other stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,
-	Commenced technical optimization studies.

Fiscal 2016 spending on the Caballo Blanco project was budgeted at $0.2 million. On May 11, 2016, a definitive agreement was signed with Candelaria Mining Corp. to sell the property.

REVIEW OF FINANCIAL RESULTS

	Q1 2016	Q1 2015

Gold sold (oz)	24,667	24,155

Silver sold (oz)	14,671	15,309

Average realized gold price (per oz)	1,160	1,221

Average London PM fix gold price (per oz)	1,183	1,218

Metal revenues	28,609	29,492

Loss from operations	(8,585)	(222)

Loss and total comprehensive loss	(10,720)	(710)

Loss per share

-Basic	(0.03)	(0.00)

-Diluted	(0.03)	(0.00)

Cash provided by operating activities	2,373	7,500

Cash dividends declared	Nil	Nil

Q1 2016 Results

The Company incurred a loss of $10.7 million, compared to $0.7 million for Q1 2015 as a result of the following factors:

Metal revenues

The Company sold 24,667 gold ounces at an average realized gold price of $1,160 per ounce, compared to sales of 24,155 gold ounces at an average realized gold price of $1,221 per ounce during Q1 2015. This represents an increase of 2.1% in gold ounces sold and a decrease of 5.0% in realized gold price over Q1 2015, resulting in metal revenues from mining operations of $28.6 million, compared to $29.5 million during Q1 2015. Metal revenues were impacted by the short term pricing program implemented during January 2016. This program included pricing of approximately 40.0% of the Company’s production at $1,083 per ounce during the quarter, and is set to be completed by June 2016, affecting 10.0% of estimated production during Q2 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $19.0 million, compared to $22.6 million during Q1 2015.

During the prior year, $5.4 million costs of contract mining were deferred as capitalized stripping as they related to waste removal. As a result of the change in mine life to the end of fiscal 2016, the Company no longer defers waste removal costs. As a result, total mining costs for the current period were $11.4 million, compared to total mining costs, including waste removal, of $16.4 million during Q1 2015. This reduction is primarily due to a 17.0% reduction in total tonnes mined.

Ore processing costs decreased over the prior year period due to significant labour reductions as well as savings realized on power costs primarily the result of the devaluation in the Mexican peso compared to Q1 2015.

The Company incurred one-time demobilization costs of $1.3 million related to mobile crushing units.

Change in inventories decreased cost of goods sold by $2.3 million, compared to an increase of $1.2 million in Q1 2015. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. In Q1 2016, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $3.3 million, compared to $4.2 million during Q1 2015. These costs are also impacted by required accounting adjustment to reflect the timing difference as noted above.

Impairment of exploration and evaluation asset

On May 11, 2016, the Company entered into a definitive agreement to sell Caballo Blanco for a total cash consideration of $12.5 million, and the assumption of the $5.0 million (present value - $4.6 million) contingent payment to Goldgroup Mining Inc. This equates to a total fair value to be paid of $17.1 million. The impairment charge of $12.8 million reduced the asset’s carrying value of $29.9 million to the fair value of $17.1 million.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.1 million from $2.9 million during Q1 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries decreased to $0.6 million from $1.2 million during Q1 2015 primarily due to no bonuses being paid during Q1 2016. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million, compared to $0.3 million during Q1 2015.

Finance expense

Finance expense was $1.4 million, compared to $0.4 million in Q1 2015. The majority of this increase is due to a non-cash revaluation loss of $0.6 million on the warrant liability. The warrant liability will be settled with common shares of the Company, and is fair valued using the period end share price per the TSX. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liability at March 31, 2016 compared to December 31, 2015. Accretion expense on the loan facility was $0.4 million, compared to $0.1 million in Q1 2015, as a result of transaction costs being incurred for the loan extension that was renegotiated in January 2016.

Income taxes

Income tax expense was $0.1 million, compared to $0.6 million during Q1 2015. The current tax expense decreased to $0.2 million from a recovery of $0.1 million during Q1 2015. This expense relates to required withholding taxes. Deferred tax recovery was $0.1 million, compared to a deferred tax expense of $0.6 million during Q1 2015. This difference is due to unwinding the deferred tax liability as the mine site is expected to operate to the end of 2016, after which, there will no longer be temporary differences generating a deferred tax liability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
		2016		2015		2015		2015		2015		2014		2014		2014

Gold sold (oz)		24,667		22,785		23,387		22,869		24,155		25,007		26,671		33,000

Silver sold (oz)		14,671		13,158		10,539		13,041		15,309		16,322		18,800		23,493

Average realized gold price (per oz)		$1,160		$1,111		$1,137		$1,216		$1,221		$1,216		$1,284		$1,284

Average London PM fix gold price (per oz)		$1,183		$1,105		$1,124		$1,192		$1,218		$1,201		$1,282		$1,288

By-product cash cost (1) (per oz)		$761		$1,153		$1,026		$968		$925		$930		$856		$730

Metal revenues		$28,609		$25,310		$26,585		$27,805		$29,492		$30,400		$34,235		$42,383

(Loss) earnings from operations		$(8,585)		$(9,453)		$(230,243)		$(1,860)		$(222)		$(1,854)		$3,914		$7,246

(Loss) earnings		$(10,720)		$(9,517)		$(180,713)		$629		$(710)		$(3,701)		$1,567		$3,216

(Loss) earnings per share
-Basic		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02

-Diluted		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01		$0.02

Cash provided by (used in) operating activities		$2,373		$2,091		$(909)		$4,608		$7,500		$(2,726)		$4,819		$18,702

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Q1 2016	Q1 2015
Ore processed (t)	2,003,712	2,074,788
Average ore processed grade (g/t Au)	0.62	0.53
Ore mined (dry tonnes)	1,999,320	2,086,331
Average ore mined grade (g/t Au)	0.62	0.56
Ore stockpiled (t)	3,966	112,206
Average ore stockpiled grade (g/t Au)	0.24	0.26
Waste mined (t)	4,708,661	5,997,897
Total mined (t)	6,707,981	8,084,228
Strip ratio	2.36	2.87
Total days in period	91	90
Gold deposited on pad (oz)	40,038	35,469
Average ore processed per day (t/d)	22,019	23,053
Average total mined (t/d)	73,714	89,825
Gold produced (oz)	25,120	24,155
Silver produced (oz)	14,671	15,309

The Company produced 25,120 gold ounces and 14,671 silver ounces during Q1 2016, compared to 24,155 gold ounces and 15,309 silver ounces during the same prior year period.

The Company mined a total of 6.7 million tonnes from the Mine during Q1 2016, compared to 8.1 million tonnes during Q1 2015. Dry tonnes of ore mined were 2.0 million tonnes of ore during Q1 2016, compared to 2.1 million tonnes of ore during Q1 2015. The strip ratio decreased to 2.36 during Q1 2016 from 2.87 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during fiscal 2015.

The average grade of ore processed during Q1 2016 was 0.62 g/t Au, compared to the same prior year period of 0.53 g/t Au. The average grade of ore mined during Q1 2016 was 0.62 g/t Au, compared to the same prior year period of 0.56 g/t Au.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements, there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At March 31, 2016, the Company had cash and cash equivalents (including restricted cash) on hand of $10.7 million and a VAT receivable of $7.6 million; however, the Company has $27.2 million in trade payables and accrued liabilities, a $10.3 million loan facility maturing on June 30, 2016, $1.6 million related to a debenture maturing on May 31, 2016, and $1.2 million related to equipment financing resulting in a $9.9 million working capital deficiency. The Company plans to settle secured debts with proceeds from the sale of the Caballo Blanco property which is expected to close in Q2 2016. At recent metal prices, the Company anticipates that funds from operating cash flow will be sufficient to meet the Company’s other working capital requirements and capital expenditures during fiscal 2016.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. In 2016, the Company placed 3,200 gold ounces under these contracts with expiry dates through to June 30, 2016 with a floor sales price of $1,075/oz and a weighted average maximum sales price of $1,120/oz. At March 31, 2016, all 3,200 options contracts were unsettled. At May 12, 2016, 2,200 option contracts with a weighted average maximum sales price of $1,125/oz remain unsettled.

A portion of the Company’s gold ounces are occasionally committed for near-term delivery. At March 31, 2016, 3,000 gold ounces were committed for delivery in April 2016 at a gold price of $1,083/oz. At May 12, 2016, all of these gold ounces have been settled.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Q1 2016	Q1 2015
Cash provided by operating activities	$2,373	$7,500
Cash used in investing activities	$(1,467)	$(8,656)
Cash used in financing activities	$(540)	$(266)

Cash provided by operating activities was $2.4 million during Q1 2016, compared to $7.5 million during Q1 2015. The main causes of this change were: an increase in VAT recoveries of $5.8 million, compared to $4.8 during Q1 2015; movements in trade receivables increased cash by $2.0 million during Q1 2016, compared to a decrease of $1.6 million during Q1 2015; movements in inventories decreased cash by $1.9 million in Q1 2016, compared to an increase of $1.4 million in Q1 2015; and changes in trade payables and other liabilities decreased cash by $5.8 million during Q1 2016, compared to an increase of $0.7 million during Q1 2015.

Cash used in investing activities was $1.5 million during Q1 2016, compared to $8.7 million during Q1 2015. The majority of the current quarter spend related to Ana Paula development.

Cash used in financing activities was $0.5 million during Q1 2016, compared to $0.3 million during Q1 2015.

At the Mine, approximately 35.0% of the operating expenditures are denominated in Mexican pesos, while approximately 65.0% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q1 2016, the Mexican peso averaged MXP 18.02 to $1.00, and the Canadian dollar averaged C$1.37 to $1.00. During Q1 2015, the Mexican peso averaged MXP 14.95 to $1.00 and the Canadian dollar averaged C$1.24 to $1.00. The effect of the difference in average exchange rates reduced costs by approximately $1.4 million.

Capital resources

The capital of the Company consists of the consolidated equity, loan facility, debenture and equipment financing, net of cash and cash equivalents (including restricted cash).

	March 31,	December 31,
	2016	2015
Equity	$86,003	$96,462
Loan facility	10,335	10,019
Debenture	1,572	1,480
Equipment financing	1,229	1,229
	99,139	109,190
Less: Cash and cash equivalents (including restricted cash)	(10,668)	(11,499)
	$88,471	$97,691

At March 31, 2016, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have decreased to $88.5 million from $97.7 million at December 31, 2015.

During December 2015, the Company negotiated an extension of the loan facility, extending the maturity date to January 31, 2016 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company paid an extension fee of $0.2 million. Under the terms of the loan facility, the Company pledged all of its assets and provided guarantees in favour of the lender as security for the loan facility.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

On January 26, 2016, the Company finalized an agreement with Sprott Resource Lending Partnership and Goldcorp Inc. (the “Lenders”) to refinance the $10.2 million loan. The new credit facility has a maturity date of June 30, 2016. Interest is payable monthly at a rate of 12.0% per annum, and the principal amount outstanding is payable on the maturity date. In consideration of the refinancing, the Company will pay a bonus to the Lenders under the credit facility of $0.4 million on the earlier of the repayment of the loan and June 30, 2016. The bonus is payable at the option of each Lender, in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0%.

As part of the Newstrike acquisition during Q2 2015, the Company assumed a C$2.0 million ($1.6 million) debenture. The terms of the debenture required annual cash interest of 5.0%, paid semi-annually, and 225 common shares of the Company for every C$0.1 million ($0.1 million) principal value outstanding on a monthly basis. On September 17, 2015, the terms of the debenture were renegotiated to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to issue 86,667 common shares ($0.1 million) of the Company. In addition, 2,167 common shares of the Company are to be issued per month for every C$0.1 million ($0.1 million) principal value outstanding retrospective to June 1, 2015. The total accrued number of common shares at March 31, 2016 and at May 12, 2016 was 43,340 valued at $0.1 million. Cash interest accrues on the amount of the debenture remaining unpaid after the maturity date or, on default, at a rate of 5.0% payable semi-annually.

Dividends

No dividends were declared or paid during Q1 2016.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at May 12, 2016 are 318,506,686, 16,140,500 and 10,000,000, respectively. The increase in the share count since March 31, 2016 is related to the shares issued to settle C$1.5 million ($1.2 million) in termination benefits.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Q1 2016	Q1 2015
Production costs	$18,993	$22,599
Divided by gold sold (oz)	24,667	24,155
Cash cost per gold ounce	770	936
Less: By-product silver credits per gold ounce (1)	(9)	(11)
Cash cost per gold ounce on a by-product basis	$761	$925

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and therefore are considered a by-product of the production of gold. During Q1 2016, total by-product silver credits were $0.2 million (Q1 2015 - $0.3 million).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2016	Q1 2015
Production costs	$18,993	$22,599
Corporate and administrative expenses	2,141	2,916
Sustaining capital expenditures	-	200
Accretion for site reclamation and closure	13	13
Less: By-product silver credits	(222)	(254)
All-in sustaining cash costs	20,925	25,474
Divided by gold sold (oz)	24,667	24,155

All-in sustaining cash cost per gold ounce on a by-product basis	$848	$1,055

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of March 31, 2016. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Interim Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of March 31, 2016.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2015, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q1 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the year ended December 31, 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward- looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.